EXHIBIT 99.3

To: Associates of U.S. Xpress Enterprises, Inc.	From: Max L. Fuller and Patrick E. Quinn
Date: June 22, 2007	Subject: Proposed Tender Offer for U.S. Xpress Enterprises, Inc. Class A Common Stock

We are pleased to announce our intent to commence a tender offer to purchase for cash the shares of U.S. Xpress Enterprises, Inc. (the “Company”) that we do not own.  This process is sometimes referred to as "going private."  As we have not yet filed the tender offer documents, it would be premature to provide additional information beyond what is in the press release or will be filed with the Securities and Exchange Commission (“SEC”).  However, in light of the proposed tender offer, the following are some common questions regarding the structure of the transaction, as well as some brief answers to those questions.

Who is offering to purchase the Company’s outstanding stock?
The offer to purchase all of the outstanding shares of Class A common stock of the Company will be made by Mountain Lake Acquisition Company, which is owned by the two of us.  We do not plan to bring in "private equity" or other investors.

Why propose a tender offer?
It is our intention to utilize a two-step tender offer structure, consisting of a tender offer followed by a “short form” merger of the Company, where the Company would be the surviving entity.  After this process, the Company would be owned by the Quinn and Fuller families.  We believe this process offers the advantages of speed and direct dealing with the public stockholders.

What does “going private” mean?
“Going private” means that the Company will no longer be a publicly traded company.  We anticipate that upon consummation of the tender offer and “short form” merger, the Company’s common stock will be delisted from trading on the Nasdaq Stock Market and deregistered with the SEC.

Will there be any change in the Company’s business or management?
Everyone should proceed with "business as usual."  As the founders and largest stockholders, we have had voting control since the Company was started.  The Company is backed by an excellent management team and associates with deep experience in transportation and we expect to continue to grow the Company, as well as to provide excellent opportunities and benefits for our associates.  We do not anticipate any changes in the management, business, or operations as a result of this transaction.

Will the Company’s Board of Directors comment about the proposed transaction?
The Company’s three independent directors will create a special committee to respond to the tender offer proposal on behalf of the Company’s public stockholders.  The special committee will review the terms of the transaction and will either issue a recommendation in favor of, against, or declining to comment on, the transaction.

How can I get more information?
We will continue to keep you apprised of the status of this transaction and provide you with additional information, and you can also review Company filings on the SEC website.

We urge you to read the tender offer statement on Schedule TO and Schedule 14D-9, as they will contain important information.  The tender offer documents will be filed with the SEC.  When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC’s website www.sec.gov.